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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         KATZ DIGITAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   486093-107
                                 (CUSIP Number)

                              JOHN J. HYLAND, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 326-3959
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                SEPTEMBER 1, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ]
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CUSIP No.486093-107
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         KDT Acquisition Corp. (IRS Identification No. 51-0384281)
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2.       Check the Appropriate Box if a Member of a Group
         (a)
         (b)
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3.       SEC Use Only
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4.       Source of Funds
         OO (See Item 3)
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
         [  ]
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6.       Citizenship or Place of Organization
         State of Delaware
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                 NUMBER          7.       Sole Voting Power

                OF SHARES                 1,012,964 shares of common stock
                                 -----------------------------------------------
              BENEFICIALLY       8.       Shared Voting Power

                OWNED BY                  -0-
                                 -----------------------------------------------
                  EACH           9.       Sole Dispositive Power

                REPORTING                 1,012,964 shares of common stock
                                 -----------------------------------------------
               PERSON WITH       10.      Shared Dispositive Power

                                          -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,012,964 shares of common stock (see Item 5)
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         [  ]
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13.      Percent of Class Represented by Amount in Row (11)

         16.6%
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14.      Type of Reporting Person

         CO
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Item 1.           Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.001 par value (the "Katz Common Stock"), of Katz Digital Technologies, Inc., a Delaware corporation ("Katz"). The principal executive offices of Katz are located at 21 Penn Plaza, New York, New York 10001.

Item 2.           Identity and Background.

                  This statement is being filed by KDT Acquisition Corp., a Delaware corporation ("KDT"), in connection with the Stock Option Agreement dated as of September 1, 1998 (the "Option Agreement"), among Photobition Group plc, a company organized under the laws of England and Wales ("Photobition"), KDT and Katz, as described in Item 5. The address of the principal business and principal executive offices of KDT and Photobition is Eagle House, 224 London Road, Mitcham Surrey CR4 3HD, United Kingdom. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of KDT is set forth on Attachment A. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Photobition is set forth on Attachment B.

                  KDT is a wholly-owned subsidiary of Photobition formed for the purpose of acquiring Katz pursuant to the Agreement and Plan of Merger, dated as of September 1, 1998, between Photobition, KDT and Katz (the "Merger Agreement"). Photobition is a supplier of graphics, media products and services and operates in four core areas: graphics, sound, systems and digital equipment sales. Photobition's shares are listed on the London Stock Exchange.

                  Neither KDT, Photobition nor, to the best of KDT's knowledge, any of the persons named on Attachments A and B, has during the last five years:
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  This Statement relates to an option granted to KDT by Katz to purchase shares of Katz Common Stock from Katz as described below (the "Stock Option"). The Stock Option entitles KDT to purchase up to 1,012,964 shares of Katz Common Stock (the "Option Shares") under the circumstances specified in the Option Agreement as described in Item 5 below, for a purchase price of $5.125 per share (the "Purchase Price").

                  The Stock Option was granted by Katz as an inducement and condition to KDT's and Photobition's entering into the Merger Agreement. Pursuant to the Merger Agreement, KDT will be merged with and into Katz (the "Merger") with Katz as the surviving corporation, on the terms and subject to the conditions thereof. At the Effective Time, each share of KDT Common Stock issued and outstanding will be converted into one share of Katz Common Stock and each
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share of Katz Common Stock (other than any Dissenting Share (as defined in the
Merger Agreement)) will be converted into the right to receive approximately $8.78 in cash. If the Merger is consummated, the Stock Option will not be exercised. No monetary consideration was paid by KDT or Photobition to Katz for the Stock Option.

                  If KDT elects to exercise the Stock Option, it currently anticipates that the funds to pay the Purchase Price will be provided through funds internally generated and provided by Photobition and selective short term and/or long term borrowings.

Item 4.           Purpose of Transaction.

                  As stated above, the Stock Option was granted to KDT as an inducement and condition to KDT's and Photobition's entering into the Merger Agreement.

Item 5.           Interest in Securities of the Issuer.

                  As a result of the issuance of the Stock Option, KDT may be deemed to be the beneficial owner of 1,012,964 shares of Katz Common Stock, which would represent approximately 16.6% of the shares of Katz Common Stock outstanding upon exercise of the Stock Option (based on the number of shares of Katz Common Stock outstanding on September 1, 1998, as set forth in the Merger Agreement). KDT will have sole voting and dispositive power with respect to such shares.

                  The Option Shares described herein are subject to the Stock Option, which is not currently exercisable. The Stock Option will become exercisable upon termination of the Merger Agreement in certain circumstances, generally involving: (i) the approval or recommendation by Katz's Board of Directors of another acquisition proposal; or (ii) the acceptance by Katz of another acquisition proposal. Nothing herein shall be deemed to be an admission by KDT as to the beneficial ownership of any shares of Katz Common Stock; prior to the exercise of the Stock Option, KDT disclaims beneficial ownership of all Option Shares.

                  Except as described herein, neither KDT, Photobition nor, to the best of KDT's knowledge, any other person referred to in Attachments A and B beneficially owns or has acquired or disposed of any shares of Katz Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As an inducement and condition to Photobition's and KDT's entering into the Merger Agreement, Gary Katz and Rochelle Katz (the "Stockholders") entered into a Stockholders Agreement with KDT and Photobition dated as of September 1, 1998 (the "Stockholders Agreement"). Under the Stockholders Agreement, the Stockholders have agreed to vote the Shares (as defined in the Stockholders Agreement) (representing 46.7% of the outstanding Katz Common Stock) in favor of the Merger Agreement and the Merger and against any Adverse Proposal (as defined in the Stockholders Agreement).

                                       2
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                  Except for the Merger Agreement, the Option Agreement and the
Stockholders Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of Katz, including but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, of the giving or withholding of proxies.

                  The summary contained in this Schedule 13D of certain provisions of the Merger Agreement, the Option Agreement and the Stockholders Agreement is qualified in its entirety by reference to the Merger Agreement, the Option Agreement and the Stockholders Agreement attached as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

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Item 7.           Materials to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger by and among Photobition Group plc, KDT Acquisition Corp. and Katz Digital Technologies, Inc. dated as of September 1, 1998 (the "Merger Agreement").

Exhibit 2 Stock Option Agreement among Photobition Group plc, KDT Acquisition Corp. and Katz Digital Technologies, Inc. dated as of September 1, 1998 (the "Option Agreement").

Exhibit 3 Stockholders Agreement among Photobition Group plc, KDT Acquisition Corp., Gary Katz and Rochelle Katz dated as of September 1, 1998 (the "Stockholders Agreement").

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  October 30, 1998

                                  KDT ACQUISITION CORP.



                                  By: /s/ Steven Smith
                                      Steven Smith
                                      Vice President, Chief Financial Officer
                                      and Secretary

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                                  Attachment A

Executive Officers and Directors of KDT Acquisition Corp.

                 The names and titles of the executive officers and the names of the directors of KDT and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of KDT. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at KDT, and each individual is a citizen of the United Kingdom.

Executive Officers                          Position
------------------                          --------
J.E.T. Marchbanks                           President and Chief Executive Officer

Steven Smith                                Vice President, Chief Financial Officer and Secretary


Directors                                   Present Principal Occupation; Address
---------                                   -------------------------------------

J.E.T. Marchbanks                           President and Chief Executive Officer
                                            Photobition Group plc
                                            Eagle House
                                            224 London Road
                                            Mitcham Surrey CR4 3HD
                                            United Kingdom

Steven Smith                                Chief Financial Officer
                                            Photobition Group plc
                                            Eagle House
                                            224 London Road
                                            Mitcham Surrey CR4 3HD
                                            United Kingdom

                                  Attachment B

Executive Officers and Directors of Photobition Group plc

                 The names and titles of the executive officers and the names of the directors of Photobition and each of their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Photobition. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position at Photobition, and each individual is a citizen of the United Kingdom.

Executive Officers                          Position
------------------                          --------
J.E.T. Marchbanks                           President and Chief Executive Officer

Steven Smith                                Chief Financial Officer


Directors                                   Present Principal Occupation; Address
---------                                   -------------------------------------

J.E.T. Marchbanks                           President and Chief Executive Officer

Steven Smith                                Chief Financial Officer

Richard Bradley                             Retired

Richard Reynolds                            Retired

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                                  EXHIBIT INDEX


Exhibit No.                Description                                                  Page No.
-----------                -----------                                                  --------
Exhibit 1         Agreement and Plan of Merger by and among Photobition                    A-1
                  Group plc, KDT Acquisition Corp. and Katz Digital
                  Technologies, Inc. dated as of September 1, 1998.

Exhibit 2         Stock Option Agreement  among Photobition                                 A-2
                  Group plc, KDT Acquisition Corp. and Katz
                  Digital Technologies, Inc. dated as of
                  September 1, 1998.

Exhibit 3         Stockholders Agreement among Photobition                                  A-3
                  Group plc, KDT Acquisition Corp., Gary Katz
                  and Rochelle Katz dated as of September 1, 1998.

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